UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Short Term Note Offering

On August 19, 2022, NLS Pharmaceutics Ltd., or the Company, entered into a short term note agreement, or the Note Agreement, providing for unsecured loans in the aggregate amount of $1,530,000, or the Loans, to the Company from certain lenders individually, or the Lenders. The aggregate loan amount is supposed to be transferred to the Company no later than August 24, 2022. Ronald Hafner, the Company’s Chairman of the Board of Directors, and Gian-Marco Rinaldi, a member of the Company’s Board of Directors, agreed to lend $350,000 and $80,000, respectively, with respect to the offering.

Pursuant to the Note Agreement, the Loans provided by the Lenders bear interest at a rate of 10% per annum, which must be paid upon conversion or repayment, and are due to be repaid within 90 days following the execution of the Note Agreement, or November 17, 2022. In addition, the Loans may be voluntarily converted into common shares of the Company prior to the maturity date at a 20% discount (i) to any subsequent qualified equity financing round of at least $6 million in the aggregate or (ii) upon a change of control. The Company has agreed not to enter into any subsequent loan on more favorable terms than the Lenders without the approval of 2/3 of the outstanding loan amounts.

In addition, pursuant to the Note Agreement, the Lenders will receive unregistered warrants, or Common Warrants, to purchase common shares of the Company equal to an aggregate of 10% of the Loan amount of each Lender, divided by $0.4970, which is the Nasdaq Official Closing Price as determined on the closing date of the offering, or an aggregate of 307,844 common shares of the Company. The Common Warrants have an exercise price equal to $0.4970 per share. The Common Warrants will expire 24 months following their issuance.

The Loans, the Common Warrants and the common shares underlying the Common Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and pursuant to Regulation S of the Securities Act to non-U.S. investors. The securities have not been registered under the Securities Act and may not be sold in the United States absent registration or an exemption from registration.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Note Agreement and Common Warrants do not purport to be complete and are qualified in their entirety by reference to the Note Agreement and Common Warrants, which are attached as Exhibits 99.1 and Annex 10.1b thereto, respectively, to this report and are incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Form of Short Term Note Agreement, including form of warrant confirmation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: August 23, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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